July 1, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Larry Spirgel, Assistant Director Division of Corporate Finance

RE:	SkyTerra Communications, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 2, 2009

SkyTerra Communications, Inc.

Form 10-K/A for the fiscal year ended December 31, 2008

Filed April 30, 2009

SkyTerra Communications, Inc.

Form 10-K/A for the fiscal year ended December 31, 2008

Filed May 11, 2009

Dear Mr. Spirgel:

Reference is made to the comments of the Staff of the Securities and Exchange Commission with respect to the above-referenced filings of SkyTerra Communications, Inc. (the “Company”), given in the letter dated June 17, 2009.

The italicized and numbered paragraphs and headings below are taken from your comment letter and our response to each comment follows in plain text.

Form 10-K for the year ended December 31, 2008

General

1.

We note that you filed a Form 10-K/A on April 30, 2009, to provide the Part III information to your fiscal year 2008 Form 10-K; however, you failed to include certifications as exhibits to your amended Form 10-K. On May 11, 2009, you filed another Form 10-K/A with Part III information and explained that the purpose of that amendment “is to provide certain technical amendments to Item 13 to the amended Form 10-K-A filed ... on April 30, 2009.” The May 11, 2009 amendment to your Form 10-K included the required certifications. Please note we consider your fiscal year 2008 Form 10-K to be untimely because it did not include all the required certifications, within the required time period. The untimely filing of your fiscal year 2008 Form 10-K affects your Form S-3 eligibility. If you disagree with our conclusion, please provide us with your legal analysis and tell us why you did not file certifications with your April 30, 2009 amended Form 10-K. Also tell us the purpose of the amended Form 10-K filed May 11, 2009, as we are unable to locate any changes to Item 13.

After discussing Comment 1 with Paul Fischer and Reid Hooper on June 22, 2009, SkyTerra has decided to submit to the Office of Chief Counsel under separate cover a request for a waiver from the eligibility requirements of Form S-3 set forth in General Instruction I.A.3(b) of Form S-3 due to the circumstances described above.

SkyTerra's Form 10-K/A filed on May 11, 2009 updated the beneficial ownership table in Item 12.  The explanatory note in the May 11, 2009 Form 10-K/A mistakenly referred to technical amendments made in Item 13.  In fact, there were no changes made to Item 13, and the only changes made to the Part III information in the May 11, 2009 Form 10-K/A were in the beneficial ownership table in Item 12.  More specifically, the beneficial ownership table was revised to eliminate references to the ownership of SkyTerra shares by Motient Ventures Holding and to revise footnotes 13 and 14 to more accurately reflect certain shares as being held in escrow for

Larry Spirgel	July 1, 2009

the benefit of the Harbinger funds named therein.  Both of these changes were made to reflect transactions that did not become known to SkyTerra until after the April 30, 2009 10-K/A was filed.

Item 1, Business, page 4

2.

We note your disclosures in the Notes to the Financial Statements on page F-13 discussing the Company’s significant customers, as measured by percentage of total revenues, We note sales to two customers represented more than 10% of your consolidated revenues in fiscal years 2008 and 2006. In future filings, please identify customers whose sales generate close to or over 10% of the company’s revenues, and include risk factor disclosure, as appropriate. Refer to Item 101(c)(vii) of Regulation S-X. In addition, please file your material contract(s) with these customers or explain to us why you determined you were not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

In future filings the Company will, in accordance with Item 101(c)(vii) of Regulation S-X, identify customers whose sales generate close to or over 10% of the company’s revenues, and include risk factor disclosure, as appropriate.

Regarding the staff’s question regarding whether the contracts with these customers constitute material contracts under Item 601(b)(10) of Regulation S-K, these particular customers and contracts relate to business ordinarily conducted by SkyTerra, namely, providing voice and data communication services. The contracts do not fall within any of the four categories outlined in clauses (A) - (D) of Item 601(b)(10)(ii). As an overall matter, the most material portion of the company's business is the development of the next generation network and the Company has filed many contracts relating to the Company’s development of such network.

Form 10-K/A for the year ended December 31, 2008

Elements of Our Compensation Plan and How They Relate to Our Objectives, page 6

3.

We note that annual cash bonus awards are tied to the achievement of specified pre-established company objectives and operational milestones. In addition, we note that some option grants to named executive officers only vest upon the achievement of specified individual performance objectives. In future filings, please disclose, for each named executive officer, the performance goals and the weight given to the achievement of the performance goals. Also disclose the performance targets and threshold levels for the goals. See Regulation S-K Item 402(b)(v), (vi) and (vii). If you believe that such disclosure is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The staff’s comment suggests that the discussion in the 10-K/A regarding the operation of the annual bonus plan could be clarified with some enhanced disclosure. Therefore, in future filings, the Company will provide additional detail regarding the structure and operation of the annual bonus plan for named executive officers, including additional information regarding the performance objectives and operational milestones and the way in which the Compensation Committee considers such objectives in awarding annual bonuses.

To clarify, and in response to one of the staff’s comments, the performance objectives and operational milestones used for the annual bonus program are almost entirely qualitative in nature, with financial or quantitative goals constituting a very small element of the overall objectives. Given the predominance of qualitative objectives, there are generally no “target” or “threshold” levels of achievement for most of the objectives set forth. Further, while different percentage weights are attributed to different qualitative achievement areas, beneath the broad goal are contained numerous sub-objectives to which percentage weights

Larry Spirgel	July 1, 2009

are not allocated. In addition, because of the Company’s stage of operations and changes in goals made throughout the year, new achievements and goals are often substituted or prioritized above those that were originally specified, and included in the compensation assessment undertaken by the Compensation Committee. As a result, the Compensation Committee engages in a more qualitative assessment of the achievement of all original and new corporate goals and the accomplishments during the year, and considers the totality of challenges and achievements faced by the Company. These objectives are aspirational in nature, and typically focus on ensuring the accomplishment of all basic components necessary for launching a next generation satellite system, including achieving technical, regulatory, strategic, financing and transactional alternatives for achievement of shareholder value. Indeed, as disclosed in the 10-K/A, the Compensation Committee retains complete discretion to award bonuses, and the amount (or existence) of a bonus for any particular named executive officer is not linked in a formulaic (or other) way to the achievement of any of the pre-established performance objectives. Rather, the Company’s performance with respect to such objectives during the year is but one of many factors considered by the Compensation Committee in deciding whether to award bonuses and in what amounts.

In future filings, the Company will clarify the role played by these performance objectives in the annual bonus determination. Given the nature of these objectives and the application of discretion by the Compensation Committee in awarding bonuses, the Company believes it provided a sufficient level of detail regarding the material features of these objectives in the 10-K/A. However, in future filings the Company will also seek to provide some additional detail, to the extent material, regarding the performance objectives articulated by the Compensation Committee (subject to the exception regarding information the disclosure of which would cause competitive harm, as discussed below). It should also be noted that the particular performance measures and operational milestones used for the annual bonus plan in 2008 may not be the same as those used in 2009 and future years.

The Company also wishes to note for the staff’s attention that there were no option grants or other equity awards made to any named executive officers during 2008 that included vesting conditions tied to the achievement of individual performance objectives. The 10-K/A does discuss option grants with such conditions that were made in 2009 to Messrs. Montagner and Epstein. However, neither of those officers were employed by the Company in 2008 and, therefore, neither of those officers were named executive officers in 2008. In future filings, to the extent Messrs. Montagner and/or Epstein are named executive officers, the Company will consider the requirements of Item 402(b)(v), (vi), and (vii) of Regulation S-K and will provide disclosure regarding the option grants made to these officers that is responsive to those requirements, that may include disclosure in reliance on the exception for information the disclosure of which would cause competitive harm pursuant to Instruction 4 to Item 402(b). The Company notes, for purposes of this response, that many of the same competitive harm concerns discussed below apply equally to the strategic and regulatory performance objectives used as vesting conditions for Messrs. Montagner’s and Epstein’s options awarded in 2009.

Turning to the staff’s comment regarding the disclosure about the Company annual bonus program for 2008, the Company respectfully submits that those company objectives and operational milestones that were used for the 2008 annual bonus program and not disclosed in the 10-K/A (collectively, the “Confidential Performance Objectives”) constitute confidential commercial or financial information of significant competitive value that the Company has not disclosed and does not disclose to the public.

Relevant Legal Standard

Instruction 4 to Item 402(b) of Regulation S-K states that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. Instruction 4 goes on to state that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.

Exemption 4 of the FOIA exempts from the class of material which public agencies must disclose “[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential.” The

Larry Spirgel	July 1, 2009

standards for determining what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm, have largely been addressed in case law, including National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) (“Morton”); National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); and Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh'g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff'd en banc, 975 F.2d 871 (D.C. Cir. 1992).

Under the case law’s established criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” See e.g., Morton. Another test of whether information is confidential is whether the information is of the type that would not customarily be released to the public by the person from whom it was obtained. Sterling Drug, Inc. v. Federal Trade Commission, 450 F.2d 698, 709 (D.C. Cir. 1971). Over the years, courts have frequently characterized information relating to business, commerce or trade as confidential.

For the reasons set forth below, the Company does not believe the Confidential Performance Objectives are required to be disclosed.

Discussion

          The Company is in the development stage of operations for its next generation satellite business, launching a new hybrid satellite and terrestrial network involving technology and a product that has never been offered in the market previously. The Company has invested billions of dollars in this new technology and its next generation network is anticipated to launch beginning in 2010. The Company will require significant additional investment in order to implement its business plan.

The performance objectives used in the Company’s 2008 annual bonus plan for named executive officers reflect the Company’s current, significant ongoing efforts in intergovernmental negotiations, regulatory approvals and strategic investment activities. All of the performance objectives (which are discussed in more detail below) are connected closely to these key strategic and funding initiatives.

By way of background, the following are some of the more significant, previously disclosed transactional efforts in which the Company is actively involved, to which the annual performance objectives and milestones relate:

•

The Company’s business is heavily regulated, involving significant spectrum and operational coordination with the governments of a number of countries, including satellite coordination of the Company’s next generation satellite system with those of the other four participating countries and operators in Region II of the International Telecommunications Union (“ITU”), including Russia, Mexico, the U.K. and Canada. These international spectrum and satellite system coordination activities are confidential to the respective governments and involve significant strategic negotiations, the details of which involve both governmental and company confidential information.

•

The Company has pending a transaction with Inmarsat Global Limited (“Inmarsat”), as previously disclosed in the Company’s Current Report on Form 8-K dated December 21, 2007. In that report, the Company disclosed its Cooperation Agreement with Inmarsat (the “Cooperation Agreement”) relating to the use of L-band spectrum (i.e., 1.5 GHz/1.6 GHz) for both mobile satellite services (MSS) and ancillary terrestrial component (ATC) services in and around North America. The Cooperation Agreement addresses a number of regulatory, technology and spectrum coordination matters involving L-band spectrum, including, among other things: (i) coordination of the parties’ respective next generation satellite systems covering North America (both the new Inmarsat 4s and the new SkyTerra satellites), among other satellite networks; (ii) provisions for re-banding the parties’ L-Band spectrum in North America upon the occurrence of various financial, regulatory and other governmental actions; (iii) provisions for increased flexibility in system operations and system enhancements; and (iv) provisions for increased reuse of a substantial segment of North American L-band spectrum to support the deployment of new services. Certain of these negotiated terms under the Cooperation Agreement require achievement of certain significant events, regulatory approvals and coordination among the other L-band operators, and within certain specified

Larry Spirgel	July 1, 2009

timeframes. The achievement of these events, approvals and coordination efforts remain underway, and are reflected in the annual bonus performance objectives.

•

The Company is also party to a Master Contribution and Support Agreement (the "Master Agreement") with Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Harbinger Capital Partners Fund I, L.P., and Harbinger Co-Investment Fund, L.P. (collectively, "Harbinger"), which is the Company’s largest stockholder. The Master Agreement addresses the possible combination of the Company and Inmarsat. While the details of the Master Agreement have been disclosed to Company investors, there are significant regulatory, strategic and financial initiatives that need to be undertaken in connection with the possible combination. In addition, the disclosure of this information is regulated not only by U.S. regulators but also by U.K. regulators, including the London Takeover Panel. As previously disclosed, successful completion of the possible combination under the Master Agreement would require achievement of a broad range of these conditions, approvals and strategic activities.

The 2008 annual bonus performance objectives reflect the various strategic, regulatory and financial initiatives called for by these agreements and activities, and include specific objectives in six categories: (i) enhancement of the Company’s spectrum position; (ii) advancement of the Company’s critical technology development programs; (iii) progressing the construction of the two satellites being built by Boeing; (iv) development of the business plan and customer base for the next generation business; (v) achievement of specified funding objectives and revenue and cash flow objectives; and (vi) pursuit of other key strategic partnering initiatives.

Public disclosure of the specific objectives in five of the six categories noted above would jeopardize the Company’s ability to compete effectively and would undermine its efforts to develop and deploy its next generation network and business plan. In one of the categories (clause (iii) - progressing the construction of the two satellites being built by Boeing), the specific performance objectives mainly relate to the timetable for construction and delivery of the two satellites, and these objectives have been publicly disclosed by the Company, including in Item 1 (Business) of the 10-K/A. Further, the discussion of the annual bonus plan in the CD&A in the 10-K/A included reference to these objectives by referring to “achievement of technical milestones regarding our next generation network,” which the Company believes provided disclosure about this performance objective with a sufficient level of detail for investors to understand the objective, especially in light of the disclosures contained elsewhere in the Form 10-K/A regarding the timetable for construction and delivery of the two satellites.

For the reasons set forth below, the Company believes that the specific performance objectives in the other five categories noted above (i.e., those within clauses (i), (ii), (iv), (v), and (vi) above) constitute confidential commercial or financial information of significant competitive value, and disclosure of such objectives would cause the Company competitive harm. More specifically,

•

Disclosure of the Company’s specific regulatory and spectrum objectives (included in categories (i) and (vi) above) would reveal key strategic goals to the Company’s competitors and potential business partners, as well as to the relevant regulators, and would lead to substantial competitive harm. Disclosure of such regulatory and spectrum objectives would tell the Company’s competitors and potential business partners what is important to the Company, thereby allowing competitors and potential business partners to, among other things, (i) more effectively undermine the Company’s regulatory efforts, (ii) more effectively oppose the Company’s regulatory applications, (iii) better plan their own regulatory strategy, and (iv) alter their business plans and strategies to more effectively counter the Company’s regulatory objectives.

•

Premature public disclosure of the detailed spectrum and regulatory objectives (included in categories (i) and (vi) above) could also potentially violate U.S. and/or Canadian regulatory rules and confidentiality obligations, as well as pose significant competitive harm to the Company’s ability to complete successfully ongoing strategic and regulatory negotiations.

•

Public disclosure of the Company’s specific strategic, regulatory and funding objectives (included in categories (i), (iv), (v) and (vi) above) would give greater leverage to various potential business partners, investors, and potential strategic investors, because they would

Larry Spirgel	July 1, 2009

know more about the Company’s plans and desires regarding timing of achievement of various strategic objectives. Knowledge of these details would give such counter-parties a significant advantage in negotiating with the Company and would, by the same token, put the Company at a significant competitive disadvantage.

•

Because the Company’s next generation wireless network is expected to compete against existing (incumbent) wireless operators, disclosure of the Company’s specific regulatory, funding and strategic objectives would also give such incumbent players a significant competitive advantage against the Company, and would enable such incumbents to more effectively combat the Company’s regulatory objectives with the FCC and other regulators.

•

Disclosure of the Company’s specific objectives regarding development of its technological plans (included in categories (i), (ii) and (vi) above) would hinder the Company’s ability to compete effectively against other companies developing similar hybrid satellite-terrestrial wireless networks or other companies using competing technological platforms. The Company has disclosed those technology agreements, when entered into, which are material subject to confidentiality treatment, as appropriate. These technological plans are a critical part of the Company’s strategy for developing a wireless communication service that will perform better than other networks; therefore, premature public disclosure of the specific planning and tacticss of the Company’s technology strategy would provide competitors with an unfair and distinct advantage over the Company, and might undercut the Company’s ability to implement its strategy.

•

Disclosure of the specific objectives relating to the development of the Company’s next generation business plan and plans for building a customer base including strategic partnerships (included in categories (iv) and (vi) above) would put the Company at a significant competitive disadvantage vis-à-vis other companies in the market place. The Company’s competitors could use this information to tailor their own business strategies to target the same customers, and could take steps in the market place (advertising, customer calls, etc.) to undermine the Company’s efforts to develop such next generation business plan. Premature disclosure of such plans could also undermine strategies with respect to maintaining and transitioning the Company’s existing customers and could therefore harm the Company’s current competitive position.

•

Disclosure of the details of the Company’s specific funding objectives and other strategic partnering objectives and initiatives (included in categories (v) and (vi) above) beyond the material agreements entered into by the Company and filed with its SEC filings would provide insight into the Company’s strategic business plan and would put the Company in a strategic disadvantage in negotiations with potential investors, business partners, and other third parties.

In future filings, the Company will include disclosures regarding the material elements of its annual bonus plan, including, to the extent material, discussion about performance objectives and operational milestones used under such plan, which may change in 2009 and future periods. Further, in future filings, to the extent the Company determines that disclosure of such information would cause competitive harm, the Company will, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, disclose how difficult it would be for the executives or how likely it would be for the Company to achieve the undisclosed performance objectives.

4.

We note your disclosure that annual executive officer compensation consists of a base salary component and a discretionary annual bonus. We also note the disclosure that bonuses were awarded to the named executive officers based on the respective officers’ roles in helping the Company achieve or exceed certain pre-established objectives and milestones. Please clarify this disclosure in future filings. For example, discuss whether discretion was exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of the award. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). Please refer to Regulation S-K Item 402(b)(2)(vi).

In future filings the Company will, in accordance with Regulation S-K Item 402(b)(2)(vi), discuss whether discretion was exercised by the board or compensation committee either to award compensation absent

Larry Spirgel	July 1, 2009

attainment of the relevant performance goal(s) or to reduce or increase the size of the award. The Company will also identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s).

How the Company Chose Amounts for Each Element, page 8

5.

We note your disclosure on pages 8 and 23, related to the Compensation Committee’s review of the compensation practices of similar companies in your industry in determining competitive levels of overall executive and director compensation. It appears that the Compensation Committee uses the compensation data from the comparable companies for benchmarking purposes. If so, you must identify the companies used. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies.

In its compensation review the Company has not benchmarked by specifically targeting compensation for executives within a specified range of the compensation paid by a defined group of comparable companies. Instead, the Company has informally reviewed the compensation practices of other companies. In future filings the Company will, in accordance with Regulation S-K Item 402(b)(2)(xiv), identify benchmarked companies that were reviewed by the Compensation Committee in determining competitive levels of overall executive and director compensation if in fact the Company does benchmark against other companies in the future.

Summary Compensation Table, page 10

6.

It appears that amounts you have characterized as bonus awards to your executive officers are based on satisfaction of performance targets that were pre-established and communicated to executives. Therefore, in future filings, it appears that you should report these awards in your Summary Compensation Table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www/sec/gov/divisions/corpfin/cfguidance.shtml#regs-k.

The Company believes it had a valid basis for reporting the 2008 bonus awards in the "Bonus" column of the Summary Compensation Table, notwithstanding the existence of the performance objectives and operational milestones discussed above, because the bonus awards were, fundamentally, discretionary in nature and the amounts of such bonuses were not linked in a formulaic way to the achievement of specified levels of performance. As noted in our response to Comment # 3 above, the Compensation Committee retains complete discretion to award bonuses, and the Company’s performance with respect to such objectives during the year is but one of many factors considered by the Compensation Committee in deciding whether to award bonuses and in what amounts. In future filings, the Company will report annual bonus awards in the Summary Compensation Table in accordance with the guidance set forth in Question 119.02 in the Regulation S-K Compliance and Disclosure Interpretations, taking into account the nature of the bonus plan and the way in which any performance objectives were actually used in implementing such bonus plan and awarding bonuses. To the extent bonus awards are based on satisfaction of performance targets that were pre-established and communicated to executives, the Company will, in accordance with the staff guidance noted above, characterize such awards as non-equity incentive plan compensation.

Larry Spirgel	July 1, 2009

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (703) 390-6110 should you have any further questions.

Very truly yours,

/s/ Alexander H. Good

Alexander H. Good, President and Chief Executive Officer

cc:	Reid Hooper (SEC Staff Attorney)

Paul Fischer (SEC Attorney-Advisor)

Scott Macleod (SkyTerra Communications, Inc.)

Gary Epstein (SkyTerra Communications, Inc.)

Randy Segal (SkyTerra Communications, Inc.)

Jim Wiseman (SkyTerra Communications, Inc.)

Greg Fernicola (Skadden Arps Slate Meagher & Flom LLP)

Greg Kuykendall (Ernst & Young, LLP)